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July 1, 2015	75302.00015

VIA EDGAR CORRESPONDENCE

Ms. Amy Miller
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Brookfield Investment Funds
File Nos.: 333-174323 and 811-22558

Dear Ms. Miller:

        This letter responds to your comments communicated to the undersigned by telephone on June 16, 2015, with respect to Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A (the “Registration Statement”) of Brookfield Investment Funds (the “Trust”), which was filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2015 (SEC Accession No. 0000894189-15-002259), for the purpose of adding a new series to the Trust:  Brookfield Real Assets Debt Fund (the “Fund”). The Registration Statement was subsequently amended on June 11, 2015, by Post-Effective Amendment No. 18 (SEC Accession No. 0000894189-15-002895) for the sole purpose of adding the appropriate class identifiers.

The Trust’s responses to your comments are reflected below.  We have restated the substance of your comments to the best of our understanding.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Comment 1.  On Page 3 of the Registration Statement, please consider including the following heading above the first set of expense information shown in the “Example”: “You would pay the following expenses if you did redeem your shares:”

Response 1. Comment accepted. The Fund has included the requested disclosure.

Comment 2.  On Page 3 of the Registration Statement under “Principal Investment Strategies,” please clarify the Fund’s 80% Policy with respect to its investments in fixed income securities and derivative instruments of Real Asset Companies.

Response 2. Comment accepted. The Fund has amended the disclosure as follows (changes underlined):

July 1, 2015

“Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in the fixed income securities of Real Asset Companies and in derivatives and other instruments that have economic characteristics similar to such securities (the “80% Policy”).”

Comment 3.  On Page 3 of the Registration Statement under “Principal Investment Strategies”, please consider amending the disclosure to state that the “Fund seeks to achieve its investment objective by primarily investing in the “real assets” class…”

Response 3. Comment accepted. The Fund has amended the disclosure as requested.

Comment 4. Based upon the Fund’s stated active trading strategy on Page 3, please add corresponding risk disclosure.

Response 4. Comment accepted. The Fund has amended the disclosure as requested.

Comment 5.  On page 4 of the Registration Statement, please consider amending the second sentence of the first paragraph to read: “In addition, the Fund may, in the future, invest in additional real asset investment categories….” Also, please consider amending this disclosure to state that any additional categories considered would be consistent with the Fund’s stated name.

Response 5. Comment accepted. The Fund has amended the disclosure as requested.

Comment 6.  Please confirm whether the Fund intends to invest in any private funds? If so, please disclose any limitations that will be imposed and the target investment amounts if such investments will be a principal strategy.

Response 6. Comment accepted. The Fund does not currently intend to invest in any private funds.

Comment 7. Please confirm that the Fund does not intend to invest more than 25% of its assets (i.e., concentrate) in mortgage-backed securities.

Response 7. Comment accepted. The Fund so confirms.

Comment 8. Please explain supplementally how the Fund intends to treat collateralized loan obligations (“CLOs”) for purposes of liquidity.

Response 8. Comment accepted. The Fund notes that since CLOs are typically privately offered and sold, and thus are not registered under the securities laws, investments in CLOs will normally be characterized by the Fund as illiquid securities. However, under certain circumstances, such as the presence of an active dealer market, or other relevant measures of liquidity, CLOs may potentially be deemed liquid by the Adviser under liquidity policies approved by the Fund’s Board.

July 1, 2015

Comment 9.  Please disclose in the Registration Statement that in the event that the Fund is a credit default swap seller, the full notional amount of the credit default swap(s) will be segregated by the Fund to cover the outstanding positions.

Response 9. Comment accepted. The Fund has added the requested disclosure.

Comment 10. On Page 11 under “Tax Information,” please add additional disclosure to the end of the sentence stating that “such proceeds may be taxed upon withdrawal.”

Response 10. Comment accepted. The Fund has amended the disclosure as requested.

Comment 11.   Beginning on Page 37 of the Fund’s SAI under “Investment Restrictions,” please consider reorganizing the presentation of the Fund’s investment restrictions to clearly distinguish the fundamental restrictions from the non-fundamental restrictions.

Response 11. Comment accepted. The Fund has amended the disclosure as requested.

Comment 12. The Commission notes that the Fund holds convertible securities. Please confirm whether the Fund intends to invest in contingent convertible securities.

Response 12. Comment accepted. The Fund does not currently intend to invest in contingent convertible securities.

* * * * *

We also hereby provide the following statements on behalf of the Trust:

●	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 1, 2015

Very truly yours,

/s/ Christopher J. Tafone

Christopher J. Tafone
for PAUL HASTINGS LLP

cc:           Brian F. Hurley, President
Brookfield Investment Funds